Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Six Months Ended June 30, 2014	Years Ended December 31,
	(Unaudited)	2013	2012	2011	2010	2009
Earnings
Income before income taxes	$1,257	$1,973	$1,696	$1,404	$769	$552
Interest expense	84	167	181	199	233	241
Portion of rents representative of the interest factor	73	134	139	143	140	132
	$1,414	$2,274	$2,016	$1,746	$1,142	$925
Fixed Charges
Interest expense	$84	$167	$181	$199	$233	$241
Portion of rents representative of the interest factor	73	134	139	143	140	132
	$157	$301	$320	$342	$373	$373
Ratio of Earnings to Fixed Charges	9.0	7.6	6.3	5.1	3.1	2.5